13011066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portigon Securities Inc (f/k/a WestLB Securities Inc.)

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 World Trade Center, 250 Greenwich Street
(No. and Street)

New York	**NY**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Bances and Vincent Billi — **(212) 852-6031**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/5/13

OATH OR AFFIRMATION

I, Arthur Bances, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Portigon Securities Inc** as of **December 31, 2012,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO FINOP

Title

Notary Public

JEFF V. NELSON
Notary Public, State of New York
No. 02NE6104085
Qualified in Kings County
Commission Expires January 12, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Portigon Securities Inc.

Statement of Financial Condition

December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
Portigon Securities Inc.
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Portigon Securies (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Portigon Securites as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 201

Portigon Securities Inc.

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and Cash Equivalents	$ 23,818,924
Cash Segregated in Compliance With Rule 15c3-3	200,000
Deposits With Clearing Organizations	8,563,627
Securities Owned	24,061
Other Assets	1,057,786
Total assets	$ 33,664,398
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Due to Parent	$ 1,534,818
Other liabilities and accrued expenses	288,429
Total liabilities	1,823,247
Stockholder's Equity:	
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	-
Additional paid-in capital	29,851,294
Retained earnings	1,989,857
Total stockholder's equity	31,841,151
Total liabilities and stockholder's equity	$ 33,664,398

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Portigon Securities Inc. (the "Company"), formerly WestLB Securities Inc., is a wholly owned subsidiary of Portigon AG (the "Parent"), an international service and portfolio management bank located in the Federal Republic of Germany.

On December 20, 2011, the European Commission gave final approval to the WestLB AG restructuring plan submitted by the Federal Republic of Germany with the consent of the Parent's shareholders on the basis of the framework agreement signed in June 2012. This ended all state aid proceedings against the Parent.

Under the plan, the Parent's business with savings banks and public-sector clients, as well as the business with medium-sized corporate clients, was spun off from the Parent as of June 30, 2012 and transferred to a third party. Further areas of its business operations were sold up to June 30, 2012 and all portfolios that were not sold by that date were transferred to Erste Abwicklungsanstalt ("EAA").

The Parent operates since June 30, 2012 as a service and portfolio management bank, providing services for EAA as well as for other third parties. This restructuring plan might impact the Company in the future as well but at this time there are no specific decisions to change the Company's ownership or business.

On July 1, 2012, the Parent underwent a name change to Portigon AG. The Company maintained its registration status as a broker and dealer under the Securities Exchange Act of 1934 and member status of the Financial Industry Regulatory Authority ("FINRA"), Euroclear, Clearstream, the Depository Trust Company, National Securities Clearing Corporation and the Fixed Income Clearing Corporation.

The Company acts as an agent between its affiliated companies and third parties for the purchase and sale of equities and securities. The Company executes and clears all of these trades through its foreign affiliates. These trades are settled on a delivery versus payment or receive versus payment basis. The Company provides clearing and custodial services for its Parent's branch in New York relating to domestic securities.

In the normal course of business, the Company is involved in the settlement of various securities transactions whose counterparties are primarily institutions and affiliates. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

As more fully described in Note 5, the Company generates management and clearing fees through transactions with related parties and has service agreements with related parties under which it receives administrative support to conduct its operations. Therefore, the accompanying financial statements may not be indicative of the financial condition or the results of operations of the Company if it had operated as an unaffiliated entity.

Note 2. Summary of Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC."

These financial statements have been prepared in conformity with GAAP and reflect the following significant accounting policies:

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

Note 2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of less than three months at the time of purchase and not held for resale to be cash equivalents. Cash and cash equivalents include cash held in bank accounts, highly liquid deposits in overnight investment accounts and money market funds. Cash and the overnight account are held at one U.S. commercial bank. As of December 31, 2012, $23,200,000 of the cash and cash equivalents balance was held in one money market fund deposit.

The Company maintains its deposits with a high-quality financial institution in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Cash Segregated in Compliance With SEC Rule 15c3-3: Cash of $200,000 is segregated in a special reserve bank account at a major U.S. financial institution for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned: Securities owned are valued at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations.

Receivable From and Payable to Customers: Receivable from and payable to customers represent unsettled securities transactions due to and due from customers. No unsettled securities transactions were due to or due from customers at the close of business on December 31, 2012.

Fails to Deliver and Fails to Receive: Fails to deliver arises when the Company does not deliver securities on the settlement date. The Company records the selling price as a receivable due from the purchasing customer. The receivable is collected upon delivery of the securities. Fails to receive arises when the Company does not receive securities on the settlement date. The Company records the amount of the purchase price as a payable due to the selling customer. The liability is paid upon receipt of the securities. There were no fails to deliver and no fails to receive at the close of business on December 31, 2012.

Subsequent Event Disclosure: The Company evaluated subsequent events after the date of the financial statements to consider whether or not the impact of such events needed to be reflected and/or disclosed in the financial statements. Such evaluation was performed through the report date of the financial statements, the date that these financial statements were issued.

Income Taxes: FASB ASC Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company includes accrued interest and penalties, if any, in income tax expense. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions. The open years for each jurisdiction in which the Company is required to file income tax returns are 2009, 2010 and 2011.

Note 2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements: FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted market prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 820 requires enhanced disclosure about fair value measurements. See Note 3 for further discussion of ASC 820. The adoption of ASC 820 did not have a material impact on the Company's financial statements.

Recently Adopted Accounting Pronouncements: In May 2012, the FASB issued Accounting Standards Update ("ASU") 2012-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2012-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2012-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2012. The Company is currently evaluating the effect that the provisions of ASU 2012-04 will have on the Company's financial statements.

In December 2012, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis. In addition, there were no transfers among levels 1, 2 and 3 during the year as of December 31, 2012:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund	$ 23,200,000	$ 23,200,000	$ -	$ -
Common stock	24,061	-	-	24,061
Total	$ 23,224,061	$ 23,200,000	$ -	$ 24,061

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which the management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instrument:

Balance at January 1, 2012	$ 47,232
Gain on sale of investment	33,294
Sale of investment	(56,465)
Balance at December 31, 2012	$ 24,061

Note 4. Deposits With Clearing Organizations

The Company is a participant in the Depository Trust Company ("DTC"). DTC has a minimum participant deposit requirement of $7,000,000 for the Company. The Company holds a balance of $920,513 with the National Securities Clearing Corporation. The remaining balance of $643,114 is held on behalf of the Parent with the Fixed Income Clearing Corporation. These deposits represent cash held at each clearing organization.

Note 5. Related Party Transactions

The Company provides services to its Parent's head office in Düsseldorf and New York branch under management agreements. These services include securities clearing, custody, and other management services. Included within revenues on the accompanying statement of income are management fee revenues of approximately $3,600,000 charged to the Parent to cover expenses incurred by the Company on the Parent's behalf.

Due to Parent consists of management charges related to a service agreement with the Parent. The Company utilizes certain resources of the Parent, including facilities, systems, human resources and various other administrative services for which the Parent allocates a management charge to the Company. For the year ended December 31, 2012, this charge amounted to $897,715 and is included in allocations from the Parent's New York branch on the statement of income.

Note 6. Net Capital Requirements

The Company is subject to the net capital requirements of the Securities and Exchange Commission (the "SEC") under Rule 15c3-1 (the "Rule"). The Company follows the basic method of computing net capital under the Rule, which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2012, the Company had net capital of $30,275,304, which was $30,025,304 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

Note 7. Subordinated Liabilities

Effective September 19, 2011, the Company entered into a new revolving subordinated loan agreement (the "Agreement") with the Parent. Under the terms of the Agreement, the Company had an aggregate revolving credit line of $40,000,000 that expired on September 18, 2012. The Company's subordinated revolving credit agreement requires payment of a commitment fee of .5% per annum, calculated daily, of any portion of the commitment amount which at any time is not borrowed or re-borrowed. The commitment fee is payable on or before the last day of the credit period. The Company has incurred and paid a commitment fee of $145,000 during 2012.

The Company did not draw down on the available credit line during the year ended December 31, 2012. The revolving credit line has been approved by FINRA and is includable in determining net capital under Rule 15c3-1 when drawn.

The Company's revolving subordinated loan agreement required payment of interest at floating rates related to the London Interbank Offered Rate.

Note 8. Income Taxes

The Company files federal, New York State and New York City income tax returns. The components of the tax benefit reflected on the statement of income are set forth below:

	Current	Deferred	Total
Federal	$ 9,854	$ -	$ 9,854
State and local	(11,902)	-	(11,902)
Total	$ (2,048)	$ -	$ (2,048)

Deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. As of December 31, 2012, there was no remaining temporary difference as prior temporary difference reversed during 2012.

Note 9. Employee Benefit Plans

Pursuant to a service agreement with the Parent, the Parent provides the Company with personnel who, if eligible, participate in the Parent's noncontributory defined contribution pension plan. The Company has incurred expense of $78,000 in relation to this plan during the year. The Parent's employees also participate in a defined contribution 401(k) plan. The Company has incurred an expense of $6,166 in relation to this plan during the year.